

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 10, 2015

Mr. Xiao-Ming Hu
Interim Chief Financial Officer
SGOCO Group, Ltd.
Suite 1503, Sino Plaza
255-257 Gloucester Road
Causeway Bay
Hong Kong

> **Re: SGOCO Group, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed May 15, 2015**
> **File No. 1-35016**

Dear Mr. Hu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Note 1 - Organization and description of business

Sale of SGOCO (Fujian), page 82

1.   We note that you completed the sale of your 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited effective December 31, 2014. Tell us in detail how you considered ASC 205-20-45-1 in concluding that you should not present the results of SGOCO (Fujian) as discontinued operations as of December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant at (202) 551-3363 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications